Exhibit 12 Statements Re: Computation of Ratios

The computations of the coverage of fixed charges before income taxes, and the coverage of combined fixed charges and preferred dividends for each of the years 2000 through 1996, on the basis of Utility operations only, are as follows:

	For the Year Ended December 31,
	2000	1999	1998	1997	1996
	(Dollar Amounts in Millions)

Net income	$348.9	$228.0	$211.2	$164.7	$220.1
Taxes based on income	352.9	142.6	131.0	97.5	135.0

Income before taxes	701.8	370.6	342.2	262.2	355.1

Fixed charges:
Interest charges	170.1	156.1	151.8	146.7	146.9
Interest factor in rentals	23.2	23.4	23.8	23.6	23.6

Total fixed charges	193.3	179.5	175.6	170.3	170.5

Income before income taxes and fixed charges	$895.1	$550.1	$517.8	$432.5	$525.6

Coverage of fixed charges	4.63	3.06	2.95	2.54	3.08

Preferred dividend requirements, including redemption premium	$ 5.5	$ 8.9	$ 18.0	$ 16.5	$ 16.6

Ratio of pre-tax income to net income	2.01	1.63	1.62	1.59	1.61

Preferred dividend factor	$ 11.1	$ 14.5	$ 29.2	$ 26.2	$ 26.7

Total fixed charges and preferred dividends	$204.4	$194.0	$204.8	$196.5	$197.2

Coverage of combined fixed charges and preferred dividends	4.38	2.84	2.53	2.20	2.66

Exhibit 12.01 Statements Re: Pro Forma Computation of Ratios
Pepco Holdings, Inc.

The pro forma computations of the coverage of fixed charges before income taxes on a consolidated basis for Pepco Holdings for the twelve months ended June 30, 2002 and December 31, 2001, are as follows:

	Pro Forma
	12 Months Ended June 30, 2002	12 Months Ended Dec. 31, 2001

	(Dollar Amounts in Millions)

Net income	$ 377.0	$ 542.4
Taxes based on income	309.8	309.8

Income before taxes	686.8	852.2

Fixed charges:
Interest charges	397.3	386.5
Interest factor in rentals	23.8	23.8

Total fixed charges	421.1	410.3

Competitive operations capitalized interest	(16.6)	(17.8)

Income before income taxes and fixed charges	$1,091.3	$1,244.7

Coverage of fixed charges	2.59	3.03